SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)*

Destination Maternity Corporation
(Name of Issuer)

Common Stock $.01 par value
(Title of Class of Securities)

25065D100
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Orchestra-Prémaman S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14		TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 15,021,470 shares of Destination Maternity Corporation common stock outstanding as of June 1, 2018, as disclosed in the Destination Maternity Corporation's Proxy Statement filed with the Securities and Exchange Commission on June 14, 2018.

1	NAMES OF REPORTING PERSONS Yeled Invest S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,893,991
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 1,893,991
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,894,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 15,021,470 shares of Destination Maternity Corporation common stock outstanding as of June 1, 2018, as disclosed in the Destination Maternity Corporation's Proxy Statement filed with the Securities and Exchange Commission on June 14, 2018.

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned ("Amendment No. 8").  This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.
Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended to add the following to subsections (a) – (b) therein:
As of June 21, 2018, Orchestra Prémaman SA is the beneficial owner of and has sole power to vote, dispose or direct the disposition of 1,000 shares of DM Common Stock, representing less than 1% of the outstanding shares of DM Common Stock.
As of June 21, 2018, Yeled Invest SA is the beneficial owner of and has sole power to vote, dispose or direct the disposition of 1,893,991 shares of DM Common Stock and shared the power to vote, dispose or direct the disposition of 1,000 shares of DM Common Stock, representing approximately 12.6% of the outstanding shares of DM Common Stock.

 After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Amendment No. 8 is true, complete and correct.

Dated: June 22, 2018

ORCHESTRA-PRÉMAMAN S.A.

By:	/s/ Thomas Hamelle
Name: Thomas Hamelle
Title: Managing Director

YELED INVEST S.A.

By:	/s/ Fons Mangen
Name: Fons Mangen
Title: Administrator

By:	/s/ Pierre Mestre
Name: Pierre Mestre
Title: Administrator